Filed pursuant to Rule 433

April 22, 2015

Relating to

Preliminary Prospectus Supplement dated April 22, 2015 to

Prospectus dated February 27, 2013

Registration Statement No. 333-186929

Harris Corporation

$500,000,000 1.999% Notes due 2018

$400,000,000 2.700% Notes due 2020

$600,000,000 3.832% Notes due 2025

$400,000,000 4.854% Notes due 2035

$500,000,000 5.054% Notes due 2045

Pricing Term Sheet

Issuer:	Harris Corporation

Expected Ratings (Moody’s /S&P / Fitch)*:	Baa3 / BBB- / BBB-

Security Type:	Senior unsecured notes (collectively, the “Notes”)

Trade Date:	April 22, 2015

Settlement Date (T+3):	April 27, 2015

Use of Proceeds:	We estimate that we will receive net proceeds of approximately $2,383.6 million from the sale of the Notes in this offering (after deducting underwriting discounts but before our estimated offering expenses). The net proceeds from the sale of the Notes in this offering, together with borrowings under our New Term Loan and cash on hand, will be used to fund the cash consideration and other amounts payable under the Merger Agreement, and to pay fees and expenses associated with the foregoing. We intend to use the remaining proceeds, together with cash on hand, to redeem the $400 million outstanding aggregate principal amount of our 5.95% Notes due 2017 and the $350 million outstanding aggregate principal amount of our 6.375% Notes due 2019 and to pay accrued but unpaid interest and premium thereon.

	1.999% Notes due 2018	2.700% Notes due 2020	3.832% Notes due 2025	4.854% Notes due 2035	5.054% Notes due 2045

Principal Amount:	$500,000,000	$400,000,000	$600,000,000	$400,000,000	$500,000,000

Maturity Date:	April 27, 2018	April 27, 2020	April 27, 2025	April 27, 2035	April 27, 2045

Interest Payment Dates:	Semi-annually on April 27 and October 27, commencing on October 27, 2015	Semi-annually on April 27 and October 27, commencing on October 27, 2015	Semi-annually on April 27 and October 27, commencing on October 27, 2015	Semi-annually on April 27 and October 27, commencing on October 27, 2015	Semi-annually on April 27 and October 27, commencing on October 27, 2015

Coupon:	1.999%	2.700%	3.832%	4.854%	5.054%

Public Offering Price:	100.000%	100.000%	100.000%	100.000%	100.000%

Benchmark Treasury:	0.750% due 4/15/2018	1.375% due 3/31/2020	2.000% due 2/15/2025	3.000% due 11/15/2044	3.000% due 11/15/2044

Benchmark Price / Yield:	99-18 / 0.899%	99-28 1/4 / 1.400%	100-05 / 1.982%	107-02 / 2.654%	107-02 / 2.654%

Spread to Benchmark Treasury:	+ 110 bps	+ 130 bps	+ 185 bps	+ 220 bps	+ 240 bps

Yield to Maturity:	1.999%	2.700%	3.832%	4.854%	5.054%

Net Proceeds (Before Expenses) to Issuer:	$497,750,000	$397,600,000	$596,100,000	$396,500,000	$495,625,000

Optional Redemption:	At any time prior to April 27, 2018, Make-Whole Call at Treasury + 20 bps	At any time prior to March 27, 2020, Make- Whole Call at Treasury + 20 bps On or after March 27, 2020, Par Call	At any time prior to January 27, 2025, Make- Whole Call at Treasury + 30 bps On or after January 27, 2025, Par Call	At any time prior to October 27, 2034, Make-Whole Call at Treasury + 35 bps On or after October 27, 2034, Par Call	At any time prior to October 27, 2044, Make- Whole Call at Treasury + 40 bps On or after October 27, 2044, Par Call

Special Mandatory Redemption:	If the Merger described in the preliminary prospectus is not completed on or prior to November 5, 2015, or if, prior to such date, the Merger Agreement is terminated, 101%.	If the Merger described in the preliminary prospectus is not completed on or prior to November 5, 2015, or if, prior to such date, the Merger Agreement is terminated, 101%.	Not Applicable	If the Merger described in the preliminary prospectus is not completed on or prior to November 5, 2015, or if, prior to such date, the Merger Agreement is terminated, 101%.	Not Applicable

Minimum Denominations:	$2,000 x $1,000	$2,000 x $1,000	$2,000 x $1,000	$2,000 x $1,000	$2,000 x $1,000

CUSIP / ISIN:	413875AP0 / US413875AP08	413875AQ8 / US413875AQ80	413875AR6 / US413875AR63	413875AS4 / US413875AS47	413875AT2 / US413875AT20

Joint Book-Running Managers:	Morgan Stanley & Co. LLC Citigroup Global Markets Inc. HSBC Securities (USA) Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC Merrill Lynch, Pierce, Fenner & Smith Incorporated

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-12 of the preliminary prospectus supplement.

* Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a preliminary prospectus with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You should rely on the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, copies of the prospectus and the prospectus supplement may be obtained by contacting Morgan Stanley & Co. LLC toll free at 1-866-718-1649 or Citigroup Global Markets Inc. toll free at 1-800-831-9146.

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